October 25, 2018

TSX: SAM

NEWS RELEASE

Starcore Announces Results of Annual General Meeting

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or the “Company”) reports the results of its annual general meeting of shareholders (the “Meeting”) held on October 24, 2018.

Shareholders elected all directors nominated by management, as follows:

Director	Percentage of Votes For
Gary Arca	98.67
Robert Eadie	98.68
Jordan Estra	99.72
Salvador Garcia	98.67
Cory Kent	98.74
Tanya Lutzke	98.48
Ken Sumanik	99.71
Federico Villaseñor	99.71

At the Meeting, shareholders also approved the re-appointment of Davidson & Company LLP, Chartered Accountants, as auditors of Starcore and authorized the directors to fix their remuneration.

Subsequent to the Meeting, the Board of Directors appointed Robert Eadie as Executive Chairman, President and Chief Executive Officer, Gary Arca as Chief Financial Officer, Salvador Garcia as Chief Operating Officer and Cory Kent as Corporate Secretary.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL MINES LTD.

Signed “Robert Eadie”
Robert Eadie, President and Chief Executive Officer

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FOR FURTHER INFORMATION PLEASE CONTACT:

EVAN EADIE
Investor Relations
Telephone: (604) 602-4935 ext. 230
Toll Free: 1-866-602-4935
Email: eeadie@starcore.com

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.